UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-41267

CUSIP NUMBER: 02919L307

NOTIFICATION OF LATE FILING

(Check One)

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

AMERICAN REBEL HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

5115 Maryland Way, Suite 303
Address of Principal Executive Office (Street & Number)

Brentwood, TN 37027
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its quarterly report on Form 10-Q within the prescribed time period because as previously disclosed, the Registrant dismissed its independent auditor, BF Borgers CPA PC (“Borgers”) on May 3, 2024, because Borgers is no longer permitted to appear or practice before the Commission, and on May 13, 2024, the Registrant retained a new independent auditor, who will need additional time to complete their review of the Registrant’s financial statements for the quarter ended March 31, 2024.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include: (i) statements regarding the Registrant’s expectation to file the Form 10-Q within the Extension Period and the completion of matters necessary to permit such filing within the Extension Period, and (ii) statements regarding the Registrant’s financial results for the quarter ended March 31, 2024. Forward-looking statements are based on management’s current expectations or beliefs about the Registrant’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include but are not limited to unexpected delays which the Registrant may incur in connection with the preparation of the Form 10-Q. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Charles A. Ross, Jr.	(833)	267-3235
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

☒ Yes ☐ No

If answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Registrant anticipates reporting revenues of approximately $4.04 million, with a net loss of approximately $2.7 million, for the first quarter ended March 31, 2024; as opposed to revenues of approximately $4.40 million, with a net loss of $227,055, for the first quarter ended March 31, 2023. However, these results of operations are still under review and subject to change.

AMERICAN REBEL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2024

By:	/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr., Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).